Filed pursuant to Rule 433
May 9, 2008
Relating to Preliminary Pricing Supplement No. 631 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006
ABN AMRO Bank N.V. 20% Buffer Knock-Out Notes
Preliminary Pricing Sheet – May 9, 2008
3-YEAR, 20% BUFFER KNOCK-OUT SECURITIES DUE MAY 31, 2011 LINKED TO THE PERFORMANCE OF WISDOMTREE INDIA EARNINGS FUNDSM
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	3-Year, 20% Buffer Knock-Out Securities Due May 31, 2011 Linked to the Performance of WisdomTree India Earnings
FundSM ("the Securities")
Underlying Fund:	WisdomTree India Earnings FundSM (Bloomberg code: EPI <US><Equity>)
Coupon:	None. The Securities do not pay interest.
Denominations:	$1,000
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:
At maturity, you will receive, for each $1,000 principal amount of Security, a cash amount calculated as follows:
(1)  if the fund return is positive and a Knock-Out Event has not occurred, $1,000 plus the out-performance amount;
(2)  if the fund return is positive and a Knock-Out Event has occurred, $1000 only;
(3)  if the fund return is zero or negative to and including -20%, $1,000 only; and
(4)  if the fund return is negative and less than -20%, $1,000 plus ((fund return + 20%) x $1,000), which will represent a loss of principal.
If the fund return is less than -20% you could lose up to 80% of your initial principal investment. In addition, even if the fund return is positive, you will never receive a payment at maturity greater than $2,840.00, due to the method by which the out-performance amount is calculated.  Further, even if the fund return is positive, if a Knock-Out Event occurs during the Relevant Period, then you will be entitled to receive only the principal amount of $1,000 per Security at maturity. Accordingly, you may receive a zero percent return on your investment if the Underlying Fund significantly appreciates at any time during the life of the Securities.

Fund Return:	The return on the underlying fund is the percentage change in the value of such underlying fund, calculated as: Final Price - Initial Price Initial Price
Initial Price:	The closing price of the Underlying Fund on the pricing date.
Final Price:	The closing price of the Underlying Fund on the determination date, subject to certain adjustment event as described in the pricing supplement.
Out-performance amount:	For each $1,000 principal amount of Securities, an amount in cash equal to the lesser of: (a) the product of the participation rate times the fund return times $1,000 and (b) the maximum amount.
Participation Rate:	2.30 (or 230%).
Maximum Amount:	$1,840.00 per $1,000 principal amount of Securities, representing a maximum return on the Securities of 184.00%
Knock-Out Event:
A Knock-Out Event will be deemed to have occurred if the market price of the Underlying Fund has risen above the Knock-Out Level at any time during the regular business hours of the primary U.S. exchange or market for the Underlying Fund on any trading day during the Relevant Period.

Knock-Out Level:	180% of the Initial Price
Relevant Period:	The period from but excluding the Pricing Date to and including the Determination Date.
Buffer Level:
20% Buffer. A decrease in the Fund Return of 20% or less will not result in the loss of principal by holders of the Securities. A decrease in the Fund Return of more than 20% will result in the loss of up to 80% of principal by holders of  the Securities.

Maximum Redemption at Maturity:	At maturity, you will never receive a total payment in excess of $2,840.00, which is equal to $1,000 initial investment plus the maximum amount.
Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: PIPN <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00083GML5 ISIN Code: US00083GML58
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable

Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Offering Period:	May 9, 2008 up to and including May 27, 2008
Proposed Pricing Date:	May 27, 2008, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Proposed Settlement Date:	May 30, 2008
Determination Date:	May 25, 2011, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	May 31, 2011 (3 Years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC and the related Pricing Supplement for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at  <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

“WisdomTree”. “WisdomTree Investments” “WisdomTree India Earnings Fund” are service marks of WisdomTree Investments, Inc.

WisdomTree India Earnings FundSM, which we refer to as the Underlying Fund, is not an affiliate of ours and is not involved with this offering in any way. The obligations represented by the Securities are our obligations, not those of the Underlying Fund. Investing in the Securities is not equivalent to investing in the Underlying Fund.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 6 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V.  The Securities are linked to the value of the WisdomTree India Earnings Fund, which we refer to as the Underlying Fund. The Securities are medium term notes of ABN AMRO Bank N.V. and have a maturity of 3 Years. Unlike ordinary debt securities, the Securities do not pay interest. The payment at maturity of the Securities is determined based on the performance of the Underlying Fund, subject to a cap and the occurrence of a Knock-Out event, as described below. The Securities only offer partial principal protection up to the 20% buffer level. Accordingly, your principal is at risk and there can be no assurance that you will not lose a significant portion of your investment.

What will I receive at maturity of the Securities?

At maturity you will receive, for each $1,000 principal amount of Securities, a cash payment calculated as follows:

(1) If the fund return is positive and a Knock-Out Event has not occurred, $1,000 plus the out-performance amount; or

(2) If the fund return is positive and a Knock-Out Event has occurred, $1,000 only; or

(3) If the fund return is zero or negative to and including 20%, $1,000 only; or

(4) If the fund return is negative and less than -20%, $1,000 plus ((fund return) + 20%) x 1,000), which will represent a loss of principal.

A “Knock-Out Event” will be deemed to have occurred if the market price of the Underlying Fund has risen above the Knock-Out Level at any time during the regular business hours of the primary U.S. exchange or market for the Underlying Fund on any trading day during the Relevant Period.

The “Knock-Out Level” is equal to 180% of the closing price of the Underlying Fund on the pricing date.

Accordingly, if the fund return is less than -20%, at maturity you will receive less than the principal amount of $1,000 per Security and you could lose up to 80% of your initial principal investment.  Even if the fund return is positive, you will never receive a payment at maturity greater than $2,840.00 due to the application of the maximum amount. Further, where the fund return is positive, if the market price of the Underlying Fund has risen above the Knock-Out Level at any time during the regular business hours of the primary U.S exchange or market for the Underlying Fund on any trading day during the Relevant Period, which we refer to as a Knock-Out Event, then you will be entitled to receive only the principal amount of $1,000 per Security at maturity. Accordingly, you may receive a zero percent return on your investment if the Underlying Fund significantly appreciates at any time during the life of the Securities. There can be no assurance that you will not lose a significant portion of your investment.

How is the fund return calculated?

The Fund Return is the percentage change in the value of the Underlying Fund, over the term of the Securities, calculated as:

Final Price - Initial Price
Initial Price

where

•	the initial price is the closing price of the Underlying Fund on the pricing date; and

•	the final price is the closing price of the Underlying Fund on the determination date.

What is the Out-Performance Amount?

The out-performance amount is calculated and paid only if the Fund Return is positive and no Knock-Out Event has occurred. The out-performance amount is an amount in cash equal to the lesser of: (a) the product of the participation rate times the fund return times $1,000 and (b) the maximum amount.

The maximum amount is $1,840.00 per $1,000 principal amount of Securities.

The participation rate is 2.30 (or 230%).

Will I receive interest payments on the Securities?

No. You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

You are not guaranteed to receive a return of your principal at maturity. If the fund return is less than -20% over the term of the Securities, you will lose some of your initial principal investment and you could lose as much as 80% of your initial principal investment.  Subject to the credit of ABN AMRO Bank N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity any cash payment to which you are entitled, under the terms of the Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which could be zero.  There may be little or no secondary market for the Securities.  Accordingly, you should be willing to hold your securities until maturity.

Do I benefit from any appreciation in the Underlying Fund over the life of the Securities?

Yes, but only in the event that (1) market price of the Underlying Fund never rises above the Knock-Out Level at any time during the regular business hours of the primary U.S exchange or market for the Underlying Fund on any trading day during the Relevant Period, and (2) the final price is greater than the initial price, resulting in a positive fund return. If both of these conditions are met, at maturity, you will receive in cash the out-performance amount in addition to the principal amount of the Securities and as such, you will benefit from the appreciation in the Underlying fund. The out-performance amount will represent a return on the Securities equal to the product of the percentage change in the value of the Underlying Fund, or the fund return, and the participation rate, subject to a maximum return of $1,840.

Is there a limit on how much I can earn over the term of the Securities?

Yes. If the Securities are held to maturity and the Underlying Fund appreciates without ever breaching the Knock-Out Level, the total amount payable at maturity per Security is capped at $2,840.00.  This is because the maximum amount is set at $1,840 per $1,000 principal amount of Securities.

Why are the Securities called “20% Buffer Knock-Out” Securities?

The Securities have certain features that make them what we refer to as “Buffer Securities.” This means that the Securities provide a limited protection against a negative fund return of up to and including -20%. Accordingly, a negative fund return equal to 0% or as low as and including -20% will entitle you to receive your entire principal amount at maturity. However, if the Fund Return is less than -20%, you could lose up to 80% of your initial investment.

The Securities also have certain features that make them what we refer to as “Knock-Out Securities.” This means that if the market price of the Underlying Fund rises above 180% of the closing price of the Underlying Fund on the pricing date at any time during the regular business hours of the primary U.S. exchange or market for the Underlying Fund on any trading day during the Relevant Period, which we call a Knock-Out Event, then you will be entitled to receive only the principal amount of each Security at maturity and you will not benefit from any appreciation in the value of the Underlying Fund. On the other hand, if a Knock-Out Event never occurs, then you will be entitled to receive the principal amount of each Security plus the out-performance amount, representing a positive return on your investment.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Fund?

Example 1: If, for example, in a hypothetical offering, the initial price of the underlying fund is $25.00, the final price is $45.00 and assuming that a Knock-Out Event never occurs, then the fund return will be calculated as follows:

Final Price - Initial Price
Initial Price
or:

$45 – $25 = 80.00%
$25

In this hypothetical example, the fund return is 80.00% and positive.  Since no Knock-Out Event occurred, the payment at maturity will be calculated as follows:

$1,000 + the lesser of (a) the product of the participation rate x the fund return x $1,000 and (b) the maximum amount,

or

$1,000 + the lesser of: (a) (2.30 x (80.00% x $1,000)) = $1,840 and (b) $1,840.00 = $2,840.

As a result, for each $1,000 principal amount of Securities you would receive at maturity the principal amount of $1,000 plus $1,840.00, for a total payment of $2,840.00 per Security. In this case, the fund return was 80.00% but, due to the method of calculating the participation rate, you would have received a return on your initial principal investment of 184.00%.

Example 2: In this example we assume the same facts as in Example 1 above, except that in this hypothetical offering a Knock-Out Event has occurred. In other words, as in Example 1, the Fund Return was positive, but here the market price of the Underlying Fund was at 181% of the Initial Price, or just above the Knock-Out Level, at a point in time during the regular business hours of the relevant exchange on any trading day during the relevant period. Under these circumstances, despite the appreciation of the Underlying Fund, you would receive at maturity only the principal amount of $1,000.

In this example, even though the Underlying Fund appreciated by 80% over the term of the Securities, because the market price of the Underlying Fund traded above the Knock-Out Level, you would not have received any return on your initial principal investment and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.  This would be true even if this was the only instance where the market price was above the Knock-Out Level during the relevant period. This example illustrates that a holder of the Securities may receive no return on the Securities even if the Underlying Fund experiences significant appreciation in its value over the life of the Securities.

Example 3: If, for example, in a hypothetical offering, the initial price of the underlying fund is $25.00 and the final price is $21.25, then the fund return will be calculated as follows:

Final Price - Initial Price
Initial Price
or:
$21.25 – $25 = - 15.00%
$25

Even though the fund return is negative (-15%), because it is greater than -20% you would receive the entire principal amount of $1,000 per Security at maturity. This is due to the “20% buffer” feature, which offers you partial principal protection up to 20%.  A decrease in the Fund Return of 20% or less will not result in the loss of principal by holders of the Securities.

Example 4: If, for example, in a hypothetical offering, the initial price of the underlying fund is $25.00 and the final price is $12.50, then the fund return will be calculated as follows:

Final Price - Initial Price
Initial Price
or:
$12.50 – $25 = - 50.00%
$25

In this hypothetical example, the fund return is negative (-50.00%), and because the decrease in the fund return exceeds the 20% buffer, it will result in the loss of principal by holders of the Securities. Accordingly, the payment at maturity will be calculated as follows:

 $1,000 plus ((Fund Return + 20%) x $1,000), or
 $1,000 + (-50.00% + 20%) x $1,000 = $700.00

In this example the fund return was -50.00%, yet due to the application of the buffer feature, you would have lost only 30.00% of your initial investment.  You should bear in mind that, depending on the extent of the decrease in the Fund Return, you may lose up to 80% of your initial principal investment.

These examples are for illustrative purposes only. It is not possible to predict the final price of the Underlying Fund on the determination date.  The initial value is subject to adjustment as set forth in “Description of Securities –Adjustment Events; –Discontinuance of the Underlying Fund; Alteration of Method of Calculation” in the related Pricing Supplement.

What is the Underlying Fund?

WisdomTree India Earnings FundSM, which we refer to as the Underlying Fund, is an exchange traded fund of WisdomTree TrustSM, which is a registered investment company that consists of numerous separate investment portfolios.  The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the WisdomTree India Earnings IndexSM. The WisdomTree India Earnings Index measures the performance of profitable companies incorporated and traded in India that are eligible to be purchased by foreign investors and that meet specific criteria developed by WisdomTree Investments, Inc.

Shares of the Underlying Fund are traded on the NYSE the symbol “EPI”.

You should read “Description of the Underlying Fund” and “Public Information Regarding the Underlying Fund” in the accompanying Pricing Supplement for additional information regarding the Underlying Fund and the WisdomTree India Earnings Index and to learn how to obtain public information regarding the Underlying Fund and other important information.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent.  As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk; Possible Loss of Principal

The Securities are only partially principal protected. The rate of return, if any, will depend on the performance of the Underlying Fund.  If the fund return is between zero to and including -20%, you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.  If the fund return is negative and less than -20% you will suffer a loss and you could lose of up to 80% of your initial principal investment. Even if the fund return is positive, you will never receive a payment at maturity greater than $2,840.00 per $1.000 of Securities due to the method by which the out-performance amount is calculated. Further, even if the fund return is positive, but if the market price of the Underlying Fund has risen above the Knock-Out Level at any time during the regular business hours of the primary U.S exchange or market for the Underlying Fund on any trading day during the Relevant Period, you will be entitled to receive only the principal amount of $1,000 per Security at maturity. Accordingly, you may receive a zero percent return on your investment if the Underlying Fund significantly appreciates at any time during the life of the Securities. There can be no assurance that you will not lose a significant portion of your investment.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

If you sell your Securities in the secondary market, if any, prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $1,000 for each $1,000 of principal amount of Securities, and which could be zero.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Investment in the Securities is Not the Same as a Direct Investment in WisdomTree India Earnings Fund or the Stocks that Comprise the WisdomTree India Earnings Index

An investment in the Securities is not the same as a direct investment in the Underlying Fund or the stocks (or any other securities) that comprise the WisdomTree India Earnings Index. The return on your Securities could be less than if you had invested directly in the Underlying Fund or a product that tracks the return of the WisdomTree India Earnings Index because of the Knock-Out feature and the method by which the out-performance amount is calculated. In addition, your return may be limited because the return on the Securities does not account for the return associated with the reinvestment of dividends that you would have received if you had invested directly in the stocks (or any other securities) comprising the Underlying Fund or in the Underlying Fund directly. You will not receive any payment of dividends on any of the stocks (or any other securities) comprising the Underlying Fund or any dividends paid by the Underlying Fund.

Tax Risk

Pursuant to the terms of the Securities, we and every holder of a Security agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize each Security for all U.S. tax purposes as a single financial contract with respect to the Underlying Fund.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.  In particular, on December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.

The notice focuses in particular on whether to require holders of instruments such as the Securities to accrue constructive income over the term of their investment in the Securities. It also asks for comments on a number of related topics, including how the IRS characterizes income or loss with respect to these instruments; the relevance to such characterization of factors such as the exchange-traded status of the instrument and the nature of the underlying property to which the instrument is linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.

While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

Investors should consult their own tax advisor regarding the notice and its potential implications for an investment in the Securities.

This summary is limited to the federal tax issues addressed herein.  Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted by the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.